UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

Commission File Number 1-15096

Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

The official version of the convocation to the Ordinary General Meeting of Shareholders of Serono S.A. is the French version, which is published in the April 4, 2006 edition of the Swiss Official Gazette. This document is a free translation of the official version.

SERONO S.A., COINSINS (VAUD)

The Shareholders of Serono S.A. are invited to the

ORDINARY GENERAL MEETING OF THE SHAREHOLDERS

on Tuesday, April 25, 2006 at the Palais de Beaulieu, in Lausanne, Rome Room, at 2 pm

(doors open at 1.00 pm)

Agenda

1.              Approval of Serono S.A.’s Annual report, Accounts and Consolidated Accounts of the Serono group

The Board of Directors submits for approval by the shareholders the Annual Report, the Accounts of Serono S.A. and the Consolidated Accounts of the Serono group for the year 2005.

2.              Proposed appropriation of available earnings in the 2005 balance sheet and Dividend proposal

Net income for the year 2005	CHF 357,025,857
Balance brought forward from previous year	CHF 1,235,074,207
Transfer from reserve for treasury shares

CHF 5,110,500

Total available earnings in the 2005 balance sheet	CHF 1,597,210,564

The Board of Directors proposes the following appropriation:

Dividend for registered shares and bearer shares

a) Gross dividend of CHF 4.- per each registered “A” share with a par value of CHF 10.- for 11,013,040 registered shares	CHF (44,052,160)
b) Gross dividend of CHF 10.- per each bearer “B” share with a par value of CHF 25.- for 10,832,507 bearer shares	CHF (108,325,070)

Dividend provision for shares issued pursuant to the exercise of stock options in 2006 (1)

c) Employee Share Purchase Plan: Gross dividend of CHF 10.- per each bearer “B” share with a par value of CHF 25.- for 27,341 bearer shares	CHF (273,410)
d) Employee/Director Stock Option Plans: Gross dividend of CHF 10.- per each bearer “B” share with a par value of CHF 25.- for 175,373 bearer shares	CHF (1,753,730)

Total Dividend	CHF (154,404,370)

Carried forward	CHF 1,442,806,194

(1) Shares issued up to the dividend payment date carry the right to receive the 2005 dividend. The proposed dividends on those shares for which the option rights will not have been exercised by the dividend payment date will be reallocated to available earnings.

3.              Discharge to the Board of Directors and the Management

The Board of Directors proposes granting discharge to the members of the Board of Directors and the Management in relation to their activities during the financial year 2005.

4.              Elections

4.1.                            Re-election of Mr. Ernesto Bertarelli, Mr. Pierre E. Douaze, Mr. Patrick Gage, Mr. Bernard Mach, Mr. Sergio Marchionne, Mr. Georges Muller, Mr. Alberto Togni and Mr. Jacques Theurillat.

The Board of Directors proposes the re-election for one year of Mr. Ernesto Bertarelli, Mr. Pierre E. Douaze, Mr. Patrick Gage, Mr. Bernard Mach, Mr. Sergio Marchionne, Mr. Georges Muller, Mr. Alberto Togni and Mr. Jacques Theurillat. The Board of Directors specifies that the directors shall be individually elected.

2

4.2                               Auditors

The Board of Directors proposes the re-election of PricewaterhouseCoopers S.A. in Geneva as auditors of the annual accounts of Serono S.A. and as auditors of the consolidated accounts of the Serono group for the financial year 2006.

4.3                               Special auditors

The Board of Directors proposes the re-election of Ernst & Young S.A. in Geneva as special auditors in line with Article 28.5 of the Articles of Association for a term expiring at the date of the Ordinary General Meeting in 2007.

5.              Creation of a new authorized capital

The Board of Directors acknowledges that the authorization to increase the share capital expires on May 25, 2006. The Board of Directors proposes to cancel the existing article 5ter of the Articles of Association and to create a new article 5ter authorizing the Board of Directors, until April 25 2008, to increase the share capital by a maximum of CHF 190,471,500 (one hundred ninety million four hundred seventy-one thousand five hundred Swiss francs) through the issuance of a maximum of 7,618,860 (seven million six hundred eighteen thousand eight hundred sixty) bearer “B” shares, each with a par value of CHF 25.

The new Article 5ter of Articles of Association will be drawn up as follows:

“Article 5ter : Authorized capital

The Board of Directors shall be authorized, until April 25, 2008, to increase the share capital by a maximum of CHF 190,471,500 (one hundred ninety million four hundred seventy-one thousand five hundred Swiss francs) through the issuance of a maximum of 7,618,860 (seven million six hundred eighteen thousand eight hundred sixty) bearer “B” shares, each with a par value of CHF 25 (twenty-five Swiss francs), fully paid up. The Board of Directors may proceed to increase the share capital either all at once or in installments. The preferential subscription rights which have been granted, but not exercised, are at the disposal of the Board Directors, which may use them in the interest of the company.

The Board of Directors is authorized to withdraw the preferential subscription right of shareholders in favour of a bank or another institution selected by the Board of Directors which shall purchase the shares on a firm basis, if the bank or institution which firmly purchases the shares undertakes to offer the subscription of the newly issued shares to the shareholders in proportion to their current participation. The Board of Directors is also authorized to withdraw the preferential subscription right of shareholders and grant shares or preferential subscription rights to third parties in the case of the purchase of a business or part of a business, taking a participation in a business/company, or similar transactions as well as the financing thereof.

The issue price of the shares, the manner in which they are paid up and the date as from which the new shares give right to dividends as well as the conditions for the exercise of the preferential subscription right shall be determined by the Board of Directors.”

3

The annual report, the accounts of Serono S.A. for the year 2005, the consolidated accounts of the Serono group for the year 2005, as well as the auditors’ reports, will be available to the shareholders from March 31, 2006 at the management office of Serono S.A. at 15bis chemin des Mines, 1202 Geneva, Switzerland and at the address of SAG SIS Aktienregister AG, Baslerstrasse 90, CH-4609 Olten, No. Téléfax +41 (0)62 205 39 71. From this date, the company will also send these documents to any shareholder who requests them. These documents can also be found on the company’s web-site (www.serono.com).

Admission tickets for the General Meeting

Holders of register shares will receive their invitation to the General Meeting by mail, including admission ticket and the documents mentioned above. Only the holders of registered shares entered in the share register with the right to vote on April 5, 2006 may exercise the right to vote in relation to these shares.

Holders of bearer shares who wish to attend the General Meeting or to be represented there are invited to obtain their admission ticket and voting card before April 20, 2006 from the depositary banks, against blockage of their shares with a bank until the end of the General Meeting. The banks will send the request of admission tickets and voting card to the following contact: “Assemblée générale ordinaire des actionnaires de Serono S.A. du 25 avril 2006 “ c/o SAG SIS Aktienregister AG, Baslerstrasse 90, CH-4609 Olten, No.Téléfax +41 (0)62 205 39 71.

Representation at the General Meeting

Shareholders may be represented at the General Meeting by a third party by means of the proxy on the admission ticket.

In addition, each shareholder may be represented by :

•                  his/her bank as depositary representative ;

•                  Me Yves Rattaz, notary in Morges, Switzerland, (address : Ancienne Douane, Pl. du Port, 1110 Morges), as independent representative within the meaning of article 689c CO.

Proxies sent to the company signed in blank will be passed to the independent representative. In the absence of voting instructions, voting rights shall be exercised in favor of the proposal of the Board of Directors.

Depositary representative of shares within the meaning of article 689d CO are requested to notify as soon as possible (but no later than April 25 at the ticket check located at the entrance to the General Meeting) by writing to the Legal Department of Serono S.A., 15bis chemin des Mines, PO Box 54, 1211 Geneva 11, to the attention of Ms. Carole Ducrest, the number of shares depositary representative represents. Establishments subject to the federal law on banks and savings banks of November 8, 1934 and professional asset managers are qualified to be depositary representatives.

4

The minutes of the decisions taken by the General Meeting will be available to shareholders for inspection at the management office of Serono S.A. from May 15, 2006.

Coinsins, March 29, 2006	SERONO S.A.

For the Board of Directors

Chairman : Georges Muller
Secretary : François Naef

5

Commentary on the proposal of the Board of Directors relative to point 5 of the agenda: Creation of a new authorized capital

In 2000, the General Meeting of shareholders had accepted the creation of a new authorized capital up to a maximum of CHF 35 millions, corresponding to 1’400’000 bearer shares with a par value of CHF 25. The authorization had a validity of two years. It was extended by two years during the 2002 General Meeting of shareholders and then again by two years during the 2004 General Meeting of shareholders. This last authorization expires on May 25, 2006.

The authorized capital ensure that the company enjoy the necessary flexibility to seize any financing opportunities, acquisitions and others strategic investments as they may arise. The Board of Directors will then be in a position to quickly determine the opportune timing and the optimal conditions for a share issue.

In this view, the Board of Directors proposes to delete the current article 5ter of the Articles of Association and to create a new article 5ter which would allow the Board of Directors to increase the share capital up to a maximum of CHF 190’471’500 (one hundred ninety million four hundred seventy-one thousand five hundred Swiss francs) through the issuance of a maximum of 7’618’860 (seven million six hundred eighteen thousand eight hundred sixty) bearer “B” shares, each with a par value of CHF 25 (twenty-five Swiss francs). This authorization will be valid for 2 years, i.e. until April 25, 2008.

The acceptance of this proposal will trigger the following modification of article 5ter of the Articles of Association:

Current version:

“Article 5 ter: Authorized capital

The Board of Directors shall be authorized, until 25 May 2006, to increase the share capital by a maximum of CHF 35,000,000 (thirty-five million Swiss francs) through the issuance of a maximum of 1,400,000 (one million and four hundred thousand) bearer shares, each with a par value of CHF 25 (twenty-five Swiss francs), fully paid up. The Board of Directors may proceed to increase the share capital either all at once or in installments. The preferential subscription rights which have been granted, but not exercised, are at the disposal of the Board of Directors, which may use them in the interest of the company.

The Board of Directors is authorized to withdraw the preferential subscription right of shareholders in favour of a bank or another institution selected by the Board of Directors which shall purchase the shares on a firm basis, if the bank or institution which firmly purchases the shares undertakes to offer the subscription of the newly issued shares to the shareholders in proportion to their current participation. The Board of Directors is also authorised to withdraw the preferential subscription right of shareholders and grant shares or preferential subscription rights to third parties in the case of the purchase of a business or part of a business, taking a participation in a business/company, or similar transactions.

The issue price of the shares, the manner in which they are paid up and the date as from which the new shares give right to dividends as well as the conditions for the exercise of the preferential subscription right shall be determined by the Board of Directors.”

1

Proposed new version (amendments in italic)

“Article 5ter : Authorized capital

The Board of Directors shall be authorized, until April 25, 2008, to increase the share capital by a maximum of CHF 190,471,500 (one hundred ninety million four hundred seventy-one thousand five hundred Swiss francs) through the issuance of a maximum of 7,618,860 (seven million six hundred eighteen thousand eight hundred sixty) bearer “B” shares, each with a par value of CHF 25 (twenty-five Swiss francs), fully paid up. The Board of Directors may proceed to increase the share capital either all at once or in installments. The preferential subscription rights which have been granted, but not exercised, are at the disposal of the Board Directors, which may use them in the interest of the company.

The Board of Directors is authorized to withdraw the preferential subscription right of shareholders in favour of a bank or another institution selected by the Board of Directors which shall purchase the shares on a firm basis, if the bank or institution which firmly purchases the shares undertakes to offer the subscription of the newly issued shares to the shareholders in proportion to their current participation. The Board of Directors is also authorized to withdraw the preferential subscription right of shareholders and grant shares or preferential subscription rights to third parties in the case of the purchase of a business or part of a business, taking a participation in a business/company, or similar transactions as well as the financing thereof.

The issue price of the shares, the manner in which they are paid up and the date as from which the new shares give right to dividends as well as the conditions for the exercise of the preferential subscription right shall be determined by the Board of Directors.”

2

Gut Zum Druk Datum
Unterschrift

Actionaire:
Destinataire / Zusteliadresse / Delivery address	Aktionär:	*123456*
Shrareholder:

Herr

Hans Muster

Musterstrasse 1

8000 Zürich

Carte d’admission pour l’ Assemblée générale ordinaire de Serono S.A.

Eintrittskarte zur ordentlichen Generalversammlung der Serono S.A.

Admission card for the Annual General Meeting of Serono S.A.

Mardi / Dienstag / Tuesday, 25 avril 2006
14.00 heures (ouverture du controle des 13 heures)	499996	*1’000*
14.00 Uhr (Türöffnung um 13.00 Uhr)
02.00 p.m. (doors open at 01.00 p.m.),	Numero de carte / Karten-Nr.	Nombre de voix / Anzahl
Palais de Beaulieu à Lausanne, Salle Rome	/ card number	Stimmen / number of votes

Pouvoir de representation / Vertretungsvollmacht / Form of proxy

Je ne participe pas personellement et donne procuration avec droit de substitution:

Ich/wir nehme(n) nicht personlich tel und erteile(n) Vollmacht mit Substitutionsrecht an:

I/we shall not participate personally and appoint as proxy with the right of substitution:

☐	Au représentant Indépendant / den unabhängigen Stimmrechtsvertreter / the independent proxy

☐	A la personne suivante / folgende Person / the following person:

Nom et prenom / Name and Vorname / name and first name

Adresse / Adresse / address

	Lieu / Ort / place:	Date / Datum / Date:	Signature / Unterschrift / Signature:

*123456*

Instructions de vote pour le représentant indépendant / Weisungen an den unabhängigen

Stimmrechtsvertreter / Voting instructions for the independent proxy

		Oui	Non	Abstention
		Ja	Nein	Enthaltung
		Yes	No	Abstention

	Point / Traktandum / Item 1:	☐	☐	☐

	Point / Traktandum / Item 2:	☐	☐	☐

	Point / Traktandum / Item 3:	☐	☐	☐

Point / Traktandum / Item 4.1:	Monsieur Ernesto Bertarelli	☐	☐	☐

	Monsieur Pierre E. Douaze	☐	☐	☐

	Monsieur Patrick Gage	☐	☐	☐

	Monsieur Bernard Mach	☐	☐	☐

	Monsieur Sergio Marchionne	☐	☐	☐

	Monsieur Georges Muller	☐	☐	☐

	Monsieur Alberto Togni	☐	☐	☐

	Monsieur Jacques Theurillat	☐	☐	☐

	Point / Traktandum / Item 4.2:	☐	☐	☐

	Point / Traktandum / Item 4.3:	☐	☐	☐

	Point / Traktandum / Item 5:	☐	☐	☐

Cocher Ia case correspondante s.v.p. / Zutreffendes bitte ankreuzen / Please mark your choice with a cross

serono **Coupon 1** 25.04.2006 Serono S.A. Voix: * 1'000* **OUI / JA / YES** 2 4 9 9 9 9 6 1 0 1 1 3	serono **Coupon 1** 25.04.2006 Serono S.A. Voix: * 1'000* **ABSTENTION / ENTHALTUNG** 2 4 9 9 9 9 6 1 0 1 3 5	serono **Coupon 1** 25.04.2006 Serono S.A. Voix: * 1'000* **NON / NEIN / NO** 2 4 9 9 9 9 6 1 0 1 2 4
serono **Coupon 2** 25.04.2006 Serono S.A. Voix: * 1'000* **OUI / JA / YES** 2 4 9 9 9 9 6 1 [illegible] 1 0	serono **Coupon 2** 25.04.2006 Serono S.A. Voix: * 1'000* **ABSTENTION / ENTHALTUNG** 2 4 9 9 9 9 6 1 0 2 3 2	serono **Coupon 2** 25.04.2006 Serono S.A. Voix: * 1'000* **NON / NEIN / NO** 2 4 9 9 9 9 6 1 0 2 2 1
serono **Coupon 3** 25.04.2006 Serono S.A. Voix: * 1'000* **OUI / JA / YES** 2 4 9 9 9 9 6 1 0 3 1 7	serono **Coupon 3** 25.04.2006 Serono S.A. Voix: * 1'000* **ABSTENTION / ENTHALTUNG** 2 4 9 9 9 9 6 1 0 3 3 9	serono **Coupon 3** 25.04.2006 Serono S.A. Voix: * 1'000* **NON / NEIN / NO** 2 4 9 9 9 9 6 1 0 3 2 8
serono **Coupon 4** 25.04.2006 Serono S.A. Voix: * 1'000* **OUI / JA / YES** 2 4 9 9 9 9 6 1 0 4 1 4	serono **Coupon 4** 25.04.2006 Serono S.A. Voix: * 1'000* **ABSTENTION / ENTHALTUNG** 2 4 9 9 9 9 6 1 0 4 3 6	serono **Coupon 4** 25.04.2006 Serono S.A. Voix: * 1'000* **NON / NEIN / NO** 2 4 9 9 9 9 6 1 0 4 2 5
serono **Coupon 5** 25.04.2006 Serono S.A. Voix: * 1'000* **OUI / JA / YES** 2 4 9 9 9 9 6 1 0 5 1 1	serono **Coupon 5** 25.04.2006 Serono S.A. Voix: * 1'000* **ABSTENTION / ENTHALTUNG** 2 4 9 9 9 9 6 1 0 5 3 3	serono **Coupon 5** 25.04.2006 Serono S.A. Voix: * 1'000* **NON / NEIN / NO** 2 4 9 9 9 9 6 1 0 5 2 2
serono **Coupon 6** 25.04.2006 Serono S.A. Voix: * 1'000* **OUI / JA / YES** 2 4 9 9 9 9 6 1 0 6 1 8	serono **Coupon 6** 25.04.2006 Serono S.A. Voix: * 1'000* **ABSTENTION / ENTHALTUNG** 2 4 9 9 9 9 6 1 0 6 3 0	serono **Coupon 6** 25.04.2006 Serono S.A. Voix: * 1'000* **NON / NEIN / NO** 2 4 9 9 9 9 6 1 0 6 2 9

Gut zum Druck
Datum 5 avril 2006
Unterschrift [signature]

2006-04-05 15:25 SAG_Aktienregister 2 +41 (0)62 311 61 91 >> 0022[illegible]

serono **Coupon 7**
25.04.2006
Serono S.A.
Voix: * 1'000*
OUI / JA / YES
2499996107 15

serono **Coupon 7**
25.04.2006
Serono S.A.
Voix: * 1'000*
ABSTENTION / ENTHALTUNG
2499996107 37

serono **Coupon 7**
25.04.2006
Serono S.A.
Voix: * 1'000*
NON / NEIN / NO
2499996107 26

serono **Coupon 8**
25.04.2006
Serono S.A.
Voix: * 1'000*
OUI / JA / YES
2499996108 12

Gut zum Druck
Datum 5 avril 2006
Unterschrift [illegible]

serono **Coupon 8**
25.04.2006
Serono S.A.
Voix: * 1'000*
ABSTENTION / ENTHALTUNG
2499996108 34

serono **Coupon 8**
25.04.2006
Serono S.A.
Voix: * 1'000*
NON / NEIN / NO
2499996108 23

serono **Coupon 9**
25.04.2006
Serono S.A.
Voix: * 1'000*
OUI / JA / YES
2499996109 19

serono **Coupon 9**
25.04.2006
Serono S.A.
Voix: * 1'000*
ABSTENTION / ENTHALTUNG
2499996109 31

serono **Coupon 9**
25.04.2006
Serono S.A.
Voix: * 1'000*
NON / NEIN / NO
2499996109 20

serono **Coupon 10**
25.04.2006
Serono S.A.
Voix: * 1'000*
OUI / JA / YES
2499996110 15

serono **Coupon 10**
25.04.2006
Serono S.A.
Voix: * 1'000*
ABSTENTION / ENTHALTUNG
2499996110 37

serono **Coupon 10**
25.04.2006
Serono S.A.
Voix: * 1'000*
NON / NEIN / NO
2499996110 26

serono **Coupon 11**
25.04.2006
Serono S.A.
Voix: * 1'000*
OUI / JA / YES
2499996111 12

serono **Coupon 11**
25.04.2006
Serono S.A.
Voix: * 1'000*
ABSTENTION / ENTHALTUNG
2499996111 34

serono **Coupon 11**
25.04.2006
Serono S.A.
Voix: * 1'000*
NON / NEIN / NO
2499996111 23

serono **Coupon 12**
25.04.2006
Serono S.A.
Voix: * 1'000*
OUI / JA / YES
2499996112 19

serono **Coupon 12**
25.04.2006
Serono S.A.
Voix: * 1'000*
ABSTENTION / ENTHALTUNG
2499996112 31

serono **Coupon 12**
25.04.2006
Serono S.A.
Voix: * 1'000*
NON / NEIN / NO
2499996112 20

2006-04-05 15:25 SAG_Aktienregister 2 +41 (0)62 311 61 91

serono **Coupon 13** 25.04.2006 Serono S.A. Voix: * 1'000* **OUI / JA / YES** 249999611316	serono **Coupon 13** 25.04.2006 Serono S.A. Voix: * 1'000* **ABSTENTION / ENTHALTUNG** 249999611338	serono **Coupon 13** 25.04.2006 Serono S.A. Voix: * 1'000* **NON / NEIN / NO** 249999611327
serono **Coupon 14** 25.04.2006 Serono S.A. Voix: * 1'000* **OUI / JA / YES** 249999611 3	serono **Coupon 14** 25.04.2006 Serono S.A. Voix: * 1'000* **ABSTENTION / ENTHALTUNG** 249999611435	serono **Coupon 14** 25.04.2006 Serono S.A. Voix: * 1'000* **NON / NEIN / NO** 249999611424
serono **Coupon 15** 25.04.2006 Serono S.A. Voix: * 1'000* **OUI / JA / YES** 249999611510	serono **Coupon 15** 25.04.2006 Serono S.A. Voix: * 1'000* **ABSTENTION / ENTHALTUNG** 249999611532	serono **Coupon 15** 25.04.2006 Serono S.A. Voix: * 1'000* **NON / NEIN / NO** 249999611521
serono **Coupon 16** 25.04.2006 Serono S.A. Voix: * 1'000* **OUI / JA / YES** 249999611617	serono **Coupon 16** 25.04.2006 Serono S.A. Voix: * 1'000* **ABSTENTION / ENTHALTUNG** 249999611639	serono **Coupon 16** 25.04.2006 Serono S.A. Voix: * 1'000* **NON / NEIN / NO** 249999611628
serono **Coupon 17** 25.04.2006 Serono S.A. Voix: * 1'000* **OUI / JA / YES** 249999611714	serono **Coupon 17** 25.04.2006 Serono S.A. Voix: * 1'000* **ABSTENTION / ENTHALTUNG** 249999611736	serono **Coupon 17** 25.04.2006 Serono S.A. Voix: * 1'000* **NON / NEIN / NO** 249999611725
serono **Coupon 18** 25.04.2006 Serono S.A. Voix: * 1'000* **OUI / JA / YES** 249999611811	serono **Coupon 18** 25.04.2006 Serono S.A. Voix: * 1'000* **ABSTENTION / ENTHALTUNG** 249999611833	serono **Coupon 18** 25.04.2006 Serono S.A. Voix: * 1'000* **NON / NEIN / NO** 249999611822

Gut zum Druck
Datum 5 avril 2006
Unterschrift

☐	DETACH PROXY CARD HERE

	Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.		☒ Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

1. Approval of Serono S.A.’s Annual Report, Accounts and Consolidated Accounts of the Serono group	☐	☐	☐	Re-election of Mr. Bernard Mach	☐	☐	☐	4.2 Auditors	☐	☐	☐

2. Proposed appropriation of available earnings in the 2005 balance sheet and Dividend proposal	☐	☐	☐	Re-election of Mr. Sergio Marchionne	☐	☐	☐	4.3 Special auditors	☐	☐	☐

3. Discharge of the Board of Directors and the Management	☐	☐	☐	Re-election of Mr. Georges Muller	☐	☐	☐	5. Creation of a new authorized capital	☐	☐	☐

4. Elections

4.1 Re-election of Mr. Ernesto Bertarelli	☐	☐	☐	Re-election of Mr. Alberto Togni	☐	☐	☐

Re-election of Mr. Pierre E. Douaze	☐	☐	☐	Re-election of Mr. Jacques Theurillat	☐	☐	☐

Re-election of Mr. Patrick Gage	☐	☐	☐					To change your address, please mark this box.			☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction
must be executed by a duly authorized Officer or Attorney.							Date	Share Owner sign here	Co-Owner sign here

SERONO S.A.

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 PM New York time on April 18, 2006)

The undersigned registered holder of American Depositary Receipts (“Receipts”) hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt(s) of SERONO S.A., registered in the name of the undersigned on the books of the Depositary as of the close of business March 24, 2006 at the Ordinary General Meeting of SERONO S.A. to be held on April 25, 2006, in respect of the resolutions specified on the reverse hereof.

NOTES:

1.               Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. It is understood that, if no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner’s Receipts on or before April 18, 2006, the Depositary shall deem such Owner to have given the Depositary an instruction to vote or cause to be voted such Deposited Securities in accordance with the proposals of the Company’s Board of Directors in respect of the matters to be voted upon.

SERONO S.A. P.O. BOX 11230 NEW YORK, N.Y. 10203-0230
To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

Salutation, 1st Name & Surname
Address 1
Address 2
Address 3
Address 4
Address 5
Address 6

Participant ID Number : «Unique_ID»

Serono Employee Share Purchase Plan

Ordinary General Meeting of the Shareholders of Serono S.A., Tuesday 25 April 2006

Voting Instruction Form

I hereby instruct the Plan Administrator, Mourant & Co. Capital Trustees Limited, to vote my shares on my behalf as instructed below:

Voting Instructions

Please check (X) the appropriate box

☐                                    I vote for all Board proposals. If checked you need not complete the Specific Voting Instructions below.

☐                                    I do NOT vote for all Board proposals and instead specify my voting instructions below.

Specific Voting Instructions

Agenda Item Number	Please check (X) the appropriate box
	For	Against	Abstain

1. Approval of Serono S.A.’s Annual report, Accounts, and Consolidated Accounts of the Serono group

2. Proposed appropriation of available earnings in the 2005 balance sheet and Dividend proposal

3. Discharge to the Board of Directors and the Management

Please continue overleaf

4. Elections

4.1.Re-election of Directors

(01) Mr. Ernesto Bertarelli, (02) Mr. Pierre E. Douaze, (03) Mr. Patrick Gage, (04) Mr. Bernard Mach,

(05) Mr. Sergio Marchionne, (06) Mr. Georges Muller, (07) Mr. Alberto Togni, and

(08) Mr. Jacques Theurillat

☐ ALL FOR	☐ WITHHOLD ALL	☐ FOR ALL EXCEPT *

*INSTRUCTION:

TO WITHHOLD AUTHORITY TO VOTE FOR ANY SUCH NOMINEE(S), WRITE THE NAME(S) AND NUMBER(S) OF THE NOMINEE(S) IN THE SPACE PROVIDED BELOW.

NOMINEE(S)

	For	Against	Abstain

4.2 Auditors – PricewaterhouseCoopers

4.3 Special Auditors – Ernst & Young S.A.

5. Creation of new authorized capital

Should you wish to exercise your right to instruct the Plan Administrator to vote on your behalf, please ensure that you complete, sign, return both pages of this Voting Instruction Form via fax only, ensuring that Mourant receives it no later than 5pm (UK time) on Wednesday 12th April 2006.

The fax number to use is:

+44 (0)20 8409 8911

Signed

Dated	«Payroll_Code»

Mourant Equity
Compensation Solutions

PO Box 1310
69 Park Lane
Croydon CR9 1TQ

T +44 (0)20 8409 8888
F +44 (0)20 8409 8911
www.mourant.com

Mourant du Feu & Jeune
Legal Services

Mourant Equity
Compensation Solutions

Mourant International
Finance Administration

April 2006	Mourant Private Wealth

Dear Participant,

Serono Employee Share Purchase Plan

Ordinary General Meeting of Shareholders of Serono S.A.

The Ordinary General Meeting of Shareholders of Serono S.A. will be held on Tuesday 25 April 2006 at 2pm (Swiss time) in Lausanne, Switzerland.

As a participant in the above Plan, you are entitled to instruct the Plan Administrator, Mourant & Co. Capital Trustees Limited, to vote your shares at the meeting.

Should you wish to exercise your right to vote, please complete and sign the enclosed Voting Instruction Form and fax it back to Mourant no later than 5pm (UK time) on Wednesday 12 April 2006 using the fax number +44 (0)208 409 8911.

Please note that voting instructions will only be accepted via fax and will not be accepted via email or other means.

Please note that should you decide to exercise your right to vote, your shares held will be blocked for sale/transfer until and excluding the working day following the meeting.

In addition to the enclosed Voting Instruction Form, you will find a copy of the Meeting Agenda included in this pack.

Please note that the Serono S.A. Annual Report can be viewed by going to the Serono website at:

www.serono.com under the “Investors” section

You may also view the Serono 20-F Form for the fiscal year by clicking the “Financials” button on that web page.

Should you have any further queries, please do not hesitate to contact our Serono ESPP helpline on +44 (0)20 8409 2625 or email to seronoespp@mourant.com.

Yours faithfully

Mourant & Co. Capital Trustees Limited

Mourant ECS Trustees Limited Registered in England No. 576832

Registered Office: 69 Park Lane, Croydon, CR9 1TQ

Mourant Equity
Compensation Solutions

PO Box 1310
69 Park Lane
Croydon CR9 1TQ

T +44 (0)20 8409 8888
F +44 (0)20 8409 8911
www.mourant.com

Mourant du Feu & Jeune
Legal Services

Mourant Equity
Compensation Solutions

Mourant International
Finance Administration

April 2006	Mourant Private Wealth

Dear Participant,

Serono Employee Share Purchase Plan

Ordinary General Meeting of Shareholders of Serono S.A.

The Ordinary General Meeting of Shareholders of Serono S.A. will be held on Tuesday 25 April 2006 at 2pm (Swiss time) in Lausanne, Switzerland.

As a participant in the above Plan, you are entitled to either instruct the Plan Administrator, Mourant & Co. Capital Trustees Limited, to vote your shares at the meeting or personally attend and vote at the meeting.

Should you wish to exercise your right to give voting instructions to Mourant, kindly complete the enclosed Voting Instruction Form and fax it back to Mourant no later than 5pm (UK time) on Wednesday 12 April 2006 using the fax number +44 (0) 208 409 8911. Please note that voting instructions will only be accepted via fax and will not be accepted via email or other means.

Should you wish to attend and vote on your own behalf at the meeting, please contact Mourant no later than Wednesday 12 April 2006 and we will arrange for an Admission card to be sent to you. This Admission card will allow you entry to the meeting. Please note that if you wish to attend the meeting, you will have to take a half or whole day of vacation (or more depending on where you live).

Please note that you can either instruct Mourant to vote your shares by using the Voting Instruction Form or attend and vote at the meeting using the Admission card. You cannot use both alternatives.

Please note that should you decide to exercise your right to vote, your shares held will be blocked for sale and/or transfer until and excluding the working day following the meeting.

Mourant ECS Trustees Limited Registered in England No. 576832

Registered Office: 69 Park Lane, Croydon, CR9 1TQ

In addition to the enclosed Voting Instruction Form, you will find a copy of the Meeting Agenda included in this pack.

Please note that the Serono S.A. Annual Report can be viewed at:

www.serono.com under the “Investors” section

In addition, if you wish to receive a hard copy of the annual report we will send one to you on request.

Should you have any further queries, please do not hesitate to contact our Serono ESPP helpline on +44 (0)20 8409 2625 or email to seronoespp@mourant.com

Yours faithfully

Mourant & Co. Capital Trustees Limited

2

Mourant Equity
Compensation Solutions

PO Box 1310
69 Park Lane
Croydon CR9 1TQ

T +44 (0)20 8409 8888
F +44 (0)20 8409 8911
www.mourant.com

Mourant du Feu & Jeune
Legal Services

Mourant Equity
Compensation Solutions

Mourant International
Finance Administration

April 2006	Mourant Private Wealth

Dear Participant,

Serono Employee Share Purchase Plan

Ordinary General Meeting of Shareholders of Serono S.A.

The Ordinary General Meeting of Shareholders of Serono S.A. will be held on Tuesday 25th April 2006 at 2pm (Swiss time) in Lausanne, Switzerland.

As a participant in the above Plan, you are entitled to either instruct the Plan Administrator, Mourant & Co. Capital Trustees Limited, to vote your shares at the meeting or personally attend and vote at the meeting.

Should you wish to exercise your right to give voting instructions to Mourant, kindly complete the enclosed Voting Instruction Form and fax it back to Mourant no later than 5pm (UK time) on Wednesday 12th April 2006 using the fax number +44 (0)208 409 8911. Please note that voting instructions will only be accepted via fax and will not be accepted via email or other means.

Should you wish to attend and vote on your own behalf at the meeting, please contact Mourant no later than Wednesday 12 April 2005 and we will arrange for an Admission card to be sent to you. This Admission card will allow you entry to the meeting. Please note that if you wish to attend the meeting, you will have to take a half or whole day of vacation (or more depending on where you live).

Please note that you can either instruct Mourant to vote your shares by using the Voting Instruction Form or attend and vote at the meeting using the Admission card. You cannot use both alternatives.

Please note that should you decide to exercise your right to vote, your shares held will be blocked for sale/transfer until and excluding the working day following the meeting.

Mourant ECS Trustees Limited Registered in England No. 576832

Registered Office: 69 Park Lane, Croydon, CR9 1TQ

In addition to the enclosed Voting Instruction Form, you will find a copy of the Meeting Agenda included in this pack.

Please note that the Serono S.A. Annual Report can be viewed at:

www.serono.com under the “Investors” section

In addition, if you wish to receive a hard copy of the annual report we will send one to you on request.

Should you have any further queries, please do not hesitate to contact our Serono ESPP helpline on +44 (0)20 8409 2625 or email to seronoespp@mourant.com.

Yours faithfully

Mourant & Co. Capital Trustees Limited

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.,
a Swiss corporation
(Registrant)

Date	April 11, 2006	By:	/s/ Stuart Grant
Name: Stuart Grant
Title: Chief Financial Officer